
August 23, 2012

<u>Via E-mail</u>
Mr. Jianjun He
Chief Financial Officer
THT Heat Transfer Technology, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000, People's Republic of China

  RE: THT Heat Transfer Technology, Inc.
    Form 10-K for the Year Ended December 31, 2011
    Filed March 30, 2012
    Form 10-Q for the Period Ended March 31, 2012
    Filed May 14, 2012
    Form 10-Q for the Period Ended June 30, 2012
    Filed August 14, 2012
    Response dated August 15, 2012
    File No. 1-34812

Dear Mr. He:

  We have reviewed your response letter dated August 15, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Make Good Escrow Agreement, page F-24</u>

1. We note your response to comment five from our letter dated August 2, 2012. We remind you that footnote 3 of ASC 718-10-S99-2 states that the benefit created by a shareholder's escrow arrangement should be reflected in the company's financial statements even when the

company is not party to the arrangement. As such, we continue to have difficulty understanding why you do not believe that the Make-Good Escrow agreement should be reflected in your financial statements. In this regard, please help us better understand the impact on your financial statements if you had accounted for the agreement pursuant to ASC 480-10-25-14 by providing the following:

- Please provide us with the estimated fair value of the liability associated with this agreement as of the escrow agreement date, December 31, 2010, and December 31, 2011; and

- Please provide us with your calculation of the estimated liability amount including the methodology used to calculate fair value. Please include a description of the significant assumptions and estimates used to calculate fair value at each measurement date.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief